

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 7, 2014

<u>Via E-mail</u>
Donald R. Knauss
Chairman and Chief Executive Officer
The Clorox Company
1221 Broadway
Oakland, California 94612-1888

> **Re: The Clorox Company**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed August 23, 2013**
> **File No. 1-07151**

Dear Mr. Knauss:

We refer you to our comment letter dated February 19, 2014, regarding business contacts with Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
       Assistant Director
       Division of Corporation Finance